

July 10, 2013

Via E-mail
Alex Haditaghi
Principal Executive Officer
MoPals.com, Inc.
294 Richmond Street East
Suite 200
Toronto, Canada M5A 1P5

>   **Re: MoPals.com, Inc.**
>   **Form 10-K for Fiscal Year Ended**
>   **December 31, 2012**
>   **Filed April 16, 2013**
>   **Form 8-K**
>   **Filed March 26, 2013**
>   **File No. 333-105778**

Dear Mr. Haditaghi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed March 26, 2013

1. Please amend this Form 8-K to file the required pro forma financial information reflecting the disposition of the operations of MorgageBrokers.com and the subsequent reverse acquisition of it by MoPals.com.

2. Please amend this Form 8-K to provide a consent from EFP Rotenberg, LLP for the inclusion of its report on the financial statements of MoPals.com in it.

3. Please file the information required by Item 4.01 of Form 8-K reporting the change in the primary accountant of the registrant.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Paul Cline at (202)551-3851 or me at (202)551-3492 if you have any questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant